Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

The following information was made available to certain Spire customers on March 1, 2021.

Spire

Partner / Customer Communications

Memo to Customers / Partners Regarding Announcement of Merger

When: Monday, March 1, 2021 6:50 AM EST // release to cross BusinessWire at 6:30 AM EST

From: Theresa Condor/John Lusk/Keith Johnson/Joel Spark

To: All Commercial Partners

Subject: Spire to Go Public Through a Merger with NavSight Holdings, Inc.

Valued Partner,

This morning, we announced our plans to go public through a merger with NavSight Holdings, Inc. You can find the press release here: https://spire.com/announcement.

This highly strategic transaction, which is expected to close in the summer of 2021, funds our growth strategy across key verticals and geographies, accelerates sales, marketing, and product development, and further strengthens our competitive advantages. Our product portfolio positions us to address this market opportunity with an advanced technology stack that will continue to drive better insights for our strategic partners and customers across multiple industries.

Upon the successful closing of the transaction, the newly combined company is expected to be listed on the NYSE under the new ticker symbol “SPIR” and will continue to operate under the Spire name. As we enter into this new phase, we will remain focused on execution and operational excellence as we continue to serve our strategic partners and customers.

Thank you for being a great partner. If you have any questions, please do not hesitate to contact me.

Sincerely,

Theresa Condor/John Lusk/Keith Johnson/Joel Spark

Customer / Partner Talking Points

•	Spire and NavSight Holdings, Inc. today announced that they have entered into a business combination agreement.

•	Upon the successful closing of the transaction, we will trade on the New York Stock Exchange under the ticker symbol “SPIR” as a public company.

•

This highly strategic transaction, which is expected to close in the summer of 2021, funds our growth strategy across key verticals and geographies, accelerates sales, marketing, and product development, and further strengthens our competitive advantages.

•

Our product portfolio positions us to address this market opportunity with an advanced technology stack that will continue to drive better insights for our strategic partners and customers across multiple industries.

•	In addition to increased financial flexibility, the contemplated business combination is also expected to provide the Spire team with the guidance of experienced NavSight advisors.

•	As we enter into this new phase, we will remain focused on execution and operational excellence as we continue to serve our strategic partners and customers.

•	Thank you for being a great partner. If you have any questions, please do not hesitate to contact me.

Customer / Partner FAQs

*For reactive use in conversation – not for proactive distribution

Customer / Partner Specific FAQs

Q – Will my contact at Spire change?

A – No. Your contact at Spire will not change as a result of this transaction.

Q – What will happen to existing contracts, proposals, and business initiatives previously submitted by Spire?

A – All previous business contracts, proposals, and initiatives previously submitted will be unaffected by the contemplated business combination.

Q – What is the purpose of the Spire Global, Inc. and NavSight Holdings, Inc. merger?

A – The Spire and NavSight merger creates a public company funding our growth strategy across key verticals and geographies, accelerate sales, marketing, and product development, and further strengthens our competitive advantages.

Typical Public Company FAQs

Q – What is the change occurring at Spire?

A – Upon the successful closing of the business combination with a special purpose acquisition company (SPAC) named NavSight Holdings, Inc., expected to close in the summer of 2021, the newly combined company is expected to be listed on the NYSE under the new ticker symbol “SPIR.” While we have reached an agreement with NavSight, the transaction remains subject to the satisfaction of various closing conditions, including receiving certain regulatory approvals and the approval of the stockholders of NavSight.

Q – Who are the new investors in Spire?

A – NavSight Holdings, Inc. is a $230 million publicly traded special purpose acquisition company (SPAC) that is designed to identify a high-quality company with high growth potential to introduce to the public markets. You can learn more about NavSight at https://www.NavSight.com/.

There are also a number of other investors, as detailed in our press release issued March 1, 2021. Immediately following the closing of the proposed transaction, expected in the summer, the newly combined company is expected to trade on the New York Stock Exchange under the new ticker symbol “SPIR.”

Q – How is this different from a traditional IPO?

A – Going public through a SPAC is similar to a traditional IPO, in that at the close of the transaction, the newly combined company is expected to be listed on the NYSE under a new ticker symbol. A SPAC is not an operating company but rather an entity designed to take operating companies, such as Spire, public by first raising a pool of capital in its IPO, then investing those proceeds into the selected operating company through a merger. This process allows Spire to benefit from certain flexibilities and advantages that are not available in a traditional IPO with underwriters. Several other growth companies have recently gone public through a SPAC.

Spire chose NavSight as our partner due to the team’s extensive operating, investing, financial and transaction experience and its commitment to helping its partner companies maximize their operating results and market potential. We look forward to benefiting from NavSight’s support as we move through this growth stage.

Q – What does it mean to be a “public company”?

A – To be a public company means that the company is permitted to offer its securities (stock, bonds, etc.) for sale to the general public, typically through a national exchange, such as NYSE or Nasdaq, and is required to disclose its financial and business information regularly to the public.

Q – What is the reason or benefit(s) for going public?

A – Becoming a public company provides Spire with a number of benefits, including:

•	access to a source of capital to help fund our growth;

•	the ability to further support our growth and operations;

•	improved awareness and brand recognition; and

•	enhanced credibility that comes with being a listed company on an exchange.

The cash proceeds from the transaction are expected to be used to fund our growth strategy across key verticals and geographies, accelerate sales, marketing, and product development, and further strengthens our competitive advantages.

Q – Will our company name change?

A – No. Our company name will not change. Immediately following the successful closing of the transaction, NavSight will change its name to Spire Global, Inc. and will remain listed on the NYSE under the new ticker symbol “SPIR.”

Q – What exchange will Spire list on and what will the ticker symbol be?

A – Immediately following the successful closing of the transaction, NavSight will change its name to Spire Global, Inc. and will remain listed on the New York Stock Exchange under the new ticker symbol “SPIR.”

Q – Can I buy stock in Spire?

A – Once we go public, you will be able to purchase shares in Spire on the open market, subject to compliance with applicable laws, including insider trading laws.

Q – Has Spire’s management committed to stay on after the transaction is complete?

A – After the transaction closes, we expect Spire’s existing management team, which is dedicated to our long-term success, to continue to lead the company.

Q – How will becoming a public company affect the business?

A – We expect that becoming a public company will provide access to a source of capital. We plan to continue to remain focused on operational excellence.

Our commitment to our employees, partners and clients will not change. We may hire additional personnel to support our ability to comply with public company obligations and to function as a public company.

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Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transactions (the “Transactions”) between Spire Global, Inc. (“Spire”) and NavSight Holdings, Inc. (NavSight”), including statements regarding the benefits of the Transactions and the anticipated timing of the Transactions. Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Transactions, potential benefits of the Transaction and the potential success of Spire’s market and growth strategies, and expectations related to the terms and timing of the Transactions. These statements are based on various assumptions and on the current expectations of NavSight’s and Spire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities, (ii) the risk that the Transactions may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval by the stockholders of NavSight, the satisfaction of the minimum trust account amount following redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the Transactions, (v) the risk that the proposed Transactions may not generate expected net proceeds to the combined company; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions, (vii) the effect of the announcement or pendency of the Transactions on Spire’s business relationships, performance, and business generally, (viii) risks that the Transactions disrupt current plans of Spire and potential difficulties in Spire employee retention as a result of the Transactions, (ix) the outcome of any legal proceedings that may be instituted against Spire or against NavSight related to the Transactions, (x) the ability to maintain the listing of NavSight’s securities on The New York Stock Exchange, (xi) volatility in the price of NavSight’s securities, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, and (x) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space-based data analytics industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NavSight’s final prospectus filed on September 11, 2020, and other documents filed, or to be filed, by NavSight with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Spire and NavSight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Spire nor NavSight gives any assurance that either Spire or NavSight will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed Transactions contemplated by the business combination agreement, NavSight intends to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus (the “Registration Statement/Proxy Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the proposed Transactions and other matters as described in the Registration Statement/Proxy Statement and a prospectus relating to the offer of the securities to be issued to Spire’s stockholders in connection with the proposed Transactions. The Registration Statement/Proxy Statement will be sent to all NavSight stockholders once it has been filed and declared effective. NavSight also will file other documents regarding the proposed Transactions with the SEC.

Investors and security holders of NavSight and other interested parties are urged to read the Registration Statement/Proxy Statement, any amendments thereto and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement/Proxy Statement and all other relevant documents filed or that will be filed with the SEC by NavSight through the website maintained by the SEC at www.sec.gov or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and Spire and their respective directors and officers may be deemed to be participants in the solicitation of proxies from NavSight’s stockholders in connection with the proposed Transactions. Information about NavSight’s directors and executive officers and their ownership of NavSight’s securities is set forth in NavSight’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transactions may be obtained by reading the Registration Statement/Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed Transactions when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.